

10032587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2010 WASH. D.C. 211

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTAM Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 303-623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana M. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTAM Funds Distributor, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

S.V.P. and Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ERIC TSUYOSHI PARSONS
NOTARY
8/29/2014
PUBLIC
STATE OF COLORADO

FTAM Funds Distributor, Inc.

September 30, 2010

Contents

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Independent Accountants' Report

Audit Committee
FTAM Funds Distributor, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of FTAM Funds Distributor, Inc. (a wholly owned subsidiary of ALPS Holdings, Inc.) as of September 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTAM Funds Distributor, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
November 22, 2010

FTAM Funds Distributor, Inc.

Statement of Financial Condition

September 30, 2010

Assets

Current Assets		
Cash	$	152,888
Distribution fees receivable		51,824
CRD deposit		6,960
Total assets	$	211,672

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	150
Total liabilities		150
Stockholder's Equity		
Paid-in capital		230,266
Accumulated deficit		(18,744)
Total stockholder's equity		211,522
	$	211,672

FTAM Funds Distributor, Inc.
Statement of Income
Year Ended September 30, 2010

Revenues		
Distribution fees	$	296,583
Reimbursed regulatory costs		109,312
Interest		610
		406,505
Expenses		
General and administrative		135,575
Reimbursed expenses		107,400
		242,975
Net Income	$	163,530

FTAM Funds Distributor, Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2010

	Paid-in Capital	Accumulated Deficit	Total
Balance at October 1, 2009	$ 220,118	$ (3,749)	$ 216,369
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	-	(178,525)	(178,525)
Capital contribution	10,148	-	10,148
Net income	-	163,530	163,530
Balance at September 30, 2010	$ 230,266	$ (18,744)	$ 211,522

FTAM Funds Distributor, Inc.

Statement of Cash Flows

Year Ended September 30, 2010

Operating Activities	
Net income	$ 163,530
Items not requiring (providing) cash	
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	(178,525)
Changes in	
Distribution fees receivable	7,946
CRD account	(2,487)
Accounts payable	(2)
Net cash used in operating activities	(9,538)
Financing Activities	
Capital contributions	10,148
Net cash provided by financing activities	10,148
Increase in Cash	610
Cash, Beginning of Year	152,278
Cash, End of Year	$ 152,888

FTAM Funds Distributor, Inc.
Notes to Financial Statements
September 30, 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

FTAM Funds Distributor, Inc. (the Company or FDI) is a wholly owned subsidiary of ALPS Holdings, Inc. (AHI). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2010, cash equivalents consisted of one interest-bearing cash account.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At September 30, 2010, the Company's interest-bearing cash accounts did not exceed federally insured limits.

Accounts Receivable

Accounts receivable are stated at the amount billed to fund clients. Accounts receivable are ordinarily due upon receipt of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables may be written off based on specific circumstances of the fund clients. No allowance of doubtful accounts is deemed necessary to provide for any losses on realization of the fees receivable at September 30, 2010.

Income Taxes

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50%; the terms examined and upon examination also

include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company files consolidated income tax returns with AHI. Based on the expense allocation agreement with ALPS Fund Services, Inc. (AFS) (Note 3), allocable income tax expense of AHI to FDI is paid by AFS. Thus no provision for income taxes has been recorded in these financial statements.

Revenue Recognition

Revenue from the services provided by the Company is recognized as the services are provided to customers.

Subsequent Events

Subsequent events have been evaluated through November 22, 2010, which is the date the financial statements were available to be issued.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $147,738, which was $142,738 in excess of its required net capital of $5,000. The Company's net capital ratio was .001 to 1 at September 30, 2010.

Note 3: Related-party Transactions

FDI and AFS have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of FDI and FDI agrees to reimburse AFS for such costs paid by AFS on its behalf. AFS allocates and FDI records expenses in amounts determined according to the reasonable allocation, applied on a consistent basis, determined for fiscal year 2010 to be FDI's percentage of revenue to the total consolidated revenue of AHI.

Concurrent with the expense allocation agreement, FDI and AHI entered into a dividend agreement, which calls for FDI to pay AHI dividends consisting of, among other things, receivables and other revenues actually collected reduced by expenses and liabilities accrued or

paid by FDI, or allocated to FDI for accrual as a liability and payment by FDI, and further reduced by any amount so as to permit FDI to maintain net capital at all times of not less than $100,000 or 140% of FDI's net capital requirement, whichever is greater.

For the year ending September 30, 2010, FDI had deemed distributions to AHI in the amount of $178,525, which consisted of the excess of payments to AHI in accordance with the dividend agreement above the expenses paid on behalf of FDI by AFS in accordance with the expense allocation agreement.

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers

The Company has a major customer (customer who accounts for more than 10% of revenues) who accounted for 100% of total revenues for the year ended September 30, 2010. Accounts receivable from the one customer were 100% of trade receivables at September 30, 2010.

Current Economic Conditions

The current protracted economic decline continues to present service providers with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact the Company's ability to maintain sufficient liquidity.

Supplementary Information

FTAM Funds Distributors, Inc.

Computation of Net Capital under
Rule 15c3-1 of the Securities Exchange Act of 1934
September 30, 2010

Net Capital		
Total stockholder's equity	$	211,522
Deductions		
Non-allowable assets		
Distribution fees receivable		51,824
CRD deposit		6,960
Excess deductible on fidelity bond		5,000
Net capital	$	147,738
Aggregate Indebtedness		
Accounts payable	$	150
Total aggregate indebtedness	$	150
Computation of Basic Net Capital Requirements		
Required minimum net capital	$	5,000
Net capital in excess of minimum requirements	$	142,738
Ratio: Aggregate indebtedness to net capital		0.001 to 1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of September 30, 2010. Therefore, no reconciliation of the two computations is deemed necessary.

Independent Accountants' Report on Internal Control

Board of Directors
FTAM Funds Distributor, Inc.
Denver, Colorado

In planning and performing our audit of FTAM Funds Distributor, Inc. (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies,

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 22, 2010

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's Exclusion from SIPC Membership

Audit Committee
FTAM Funds Distributor, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to FTAM Funds Distributor, Inc.'s Certification of Exclusion from Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by FTAM Funds Distributor, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating FTAM Funds Distributor, Inc.'s compliance with the applicable instructions of the Certification of Exclusion from Membership. FTAM Funds Distributor, Inc.'s management is responsible for FTAM Funds Distributor, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We noted no inconsistencies between the Certification of Exclusion from Membership (Form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 22, 2010